UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  #_4_)

     Sanctuary  Woods  Multimedia  Corporation
          (Name  of  Issuer)

     Common  Shares,  $.001
     (Title  of  Class  of  Securities)

       79971E108
     (CUSIP  Number)

                        Dawson-Samberg  Capital  Management, Inc., 354 Pequot
Ave.
                     Southport CT  06490  Attn: David J. Malat 203/254-0091
                             (Name,  Address  and  Telephone  Number of Person
                                  Authorized  to  Receive  Notices  and
Communications)

     October  23,  1998
          (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box    .

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  79971E108                    PAGE  6  OF  4

6


1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)

      (b)
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7     Sole Voting Power
                              3,868,816

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  3,868,816

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 3,868,816

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  44.7%

14          Type  of  Reporting  Person  IA

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, $.001 par value, (the "Shares"), of Sanctuary Woods Multimedia Corporation ("SWMC" or the
"Company"),  a  Delaware  corporation.    SWMC's principal executive office is
located  at  1825  South  Grant  Street,  San  Mateo,  CA  94402.

ITEM  2.    IDENTITY  AND  BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Jonathan T. Dawson, Arthur J. Samberg, Daniel C. Benton and Amiel M. Peretz, the directors of the Reporting Person are Messrs. Dawson, Benton and Samberg and Ms. Sheila Clancy, and the controlling shareholders are Messrs. Dawson and Samberg (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 354 Pequot Avenue, Southport, CT 06490.

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and Controlling Persons are citizens of the United States.


ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Person beneficially owns in the aggregate 416,668 Shares held by accounts for which it exercises investment discretion (the "Accounts"). These 416,668 Shares were purchased from the Company through a rights subscription for $1,000,000.

          In addition, under rule 13d-3(d) (1) (i) under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of an additional 3,452,148 shares of the Company's Common Stock as follows: the Accounts own 916,652 Warrants ("Warrants") to purchase SWMC's Shares at $3.00 per share, expiring 9/18/99, and 75,442 shares of SWMC's Series A Convertible Preferred Shares ("Preferred") which are convertible into 1,666,638 Shares. The Warrants and the Preferred Shares were acquired from the Company in exchange for Convertible Subordinated Debentures and Warrants owned by such Accounts. In addition, the Accounts previously advanced $376,880 to SWMC pursuant to a Secured Convertible Promissory Note (the "Note") pursuant to which the conversion feature is not exercisable in the Accounts' sole discretion until the maturity date, November 30, 2000. In connection with the Note, however, the Accounts were granted warrants to purchase 376,880 Shares at $0.15 per share (the "Additional Warrants"). The Accounts also subsequently advanced an additional $491,978 to SWMC and were granted 491,978 Additional Warrants.

     The funds for the purchase of Shares held by the Accounts were obtained from the contributions of their various partners/shareholders. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley & Company, Inc.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. Affiliates of the Reporting Person served on the Board of Directors of SWMC until October 23, 1998 and their resignation prompted this Amendment. The Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in SWMC as the Reporting Person deems to be in the best interest of such Accounts.


ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of the date hereof, the Reporting Person beneficially owns in the aggregate 3,868,816 Shares. These Shares represent approximately 44.7% of the 8,645,450 Shares that the Reporting Person believes would be outstanding if the Warrants, the Additional Warrants and the Preferred were exercised/converted into common stock. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     None



          After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October  29,  1998


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  David  J.  Malat__________________________________
   David  J.  Malat,  Chief  Financial  Officer